COSTAMARE BULKERS HOLDINGS LIMITED
7 RUE DU GABIAN
MC 98000, MONACO

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on October 6, 2026. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/CMDB2026**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on October 6, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Votes by mail must be received for processing by 11:59 p.m. Eastern Time on October 6, 2026.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T02446-P56020

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

COSTAMARE BULKERS HOLDINGS LIMITED

The Board of Directors recommends you vote FOR the following Class I Director to hold office for a three-year term expiring at the 2029 annual meeting and until his successor has been duly elected and qualified:

1. Election of Director.

Nominee:	**For**	**Against**	**Abstain**
1a. Dimitrios Sofianopoulos	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposal:

	For	**Against**	**Abstain**
2. Ratification of appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2026.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

T02447-P56020

2026 Annual Meeting of Stockholders
COSTAMARE BULKERS HOLDINGS LIMITED
October 8, 2026
12:00 PM CET
This proxy is solicited by the Board of Directors

The stockholder(s) hereby appoint(s) Anastassios Gabrielides and Gregory Zikos, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of COSTAMARE BULKERS HOLDINGS LIMITED that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held virtually at 12:00 PM CET on October 8, 2026, at www.virtualshareholdermeeting.com/CMDB2026, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side